Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: Osprey Technology Acquisition Corp.

Commission File No.:

001-39113

Subject Company: Osprey Technology Acquisition Corp.

This filing relates to the proposed merger involving Osprey Technology Acquisition Corp. (“Osprey Tech”) and BlackSky Holdings, Inc. (“BlackSky”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey Tech, Osprey Technology Merger Sub, Inc. and BlackSky.

The following information was made available on August 23, 2021:

VOTE ON THE OSPREY TECH & BLACKSKY BUSINESS COMBINATION

The business combination is contingent upon the approval of shareholders of Osprey Technology Acquisition Corp. (“Osprey Tech”) (NYSE: SFTW). To continue to participate in the value creation opportunity offered by Osprey Tech, a majority of shareholders must vote to approve the business combination. Your vote matters!

You may vote your shares in advance of the special meeting (online or by telephone) any time before 11:59 p.m. ET on September 7, 2021.

SPECIAL MEETING INFORMATION

Osprey Tech will hold a special meeting on September 8, 2021 at 10:00 a.m., Eastern time, for shareholders to vote upon the business combination with BlackSky Holdings, Inc. (“BlackSky”) and the related proposals.

The board of directors of Osprey Tech has unanimously approved the business combination and the related proposals and recommends that all shareholders vote “FOR” all proposals. Details on the business combination and the related proposals are included in the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”), which can be found HERE.

Osprey Tech recently mailed to its shareholders the Proxy Statement/Prospectus and voting instruction form, which include instructions on how to vote.

Every vote is important. Regardless of the number of shares you hold, we encourage you to make your voice heard and vote “FOR” all proposals as soon as possible.

HOW DO I VOTE?

If you were the record owner of shares of Osprey Tech as of the close of business on July 16, 2021, you are entitled to vote your shares in connection with the business combination. You may vote your shares in advance of the special meeting (online or by telephone) any time before 11:59 p.m. ET on September 7, 2021. We highly recommend you vote online or by telephone. If voting by mail, you must return your voting instruction form by no later than August 31, 2021. However, we urge you to vote your shares as soon as you receive your voting instruction form.

Have questions or need help voting your shares? Read on for more information, or contact Morrow Sodali, Osprey Tech’s proxy solicitor, by telephone at (877) 787-9239 or by email at SFTW.info@investor.morrowsodali.com.

Voting is simple; upon receiving the Proxy Statement/Prospectus and voting instruction form, shareholders will be able to vote in the following ways:

Vote Online (Highly Recommended)

1.	Locate the web address on the voting instruction form you received in the mail or follow the link in the email received from your broker, bank or other nominee.

2.	Locate the unique control number on the voting instruction form.

3.	Is your control number 16 digits?

•	VOTE HERE

4.	Is your control number 12 digits?

•	VOTE HERE

5.	Follow the simple instructions provided.

Vote by Telephone

1.	Locate the unique control number on the voting instruction form provided by your broker, bank or other nominee.

2.	Follow the simple voice prompts on a touch tone telephone on the number provided by your broker, bank or other nominee.

Vote by Mail

1.	Mark, sign, date and return the voting instruction form in the postage-paid envelope provided.

2.	Postmark your voting instruction form no later than August 31, 2021.

YOUR UNIQUE CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or have misplaced your voting instruction form, contact your bank, broker or other nominee for a replacement form or to obtain your unique control number. Control numbers are unique to each individual account and only your bank, broker or nominee has access to this information. You will need this in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

FREQUENTLY ASKED QUESTIONS

1.

How do I vote my shares? If your shares were held in “street name” (meaning you purchased through a broker, bank or other nominee) as of the close of business on July 16, 2021, contact them immediately to obtain your control number and instructions to vote online or by telephone.

2.

Can I still vote if I no longer own my shares? Yes, if you owned shares as of the close of business on July 16, 2021, the record date for the special meeting, you can still vote your shares even if you no longer own them.

3.	Can I vote if I bought my shares AFTER the record date of July 16, 2021? No, you can only vote shares you held as of July 16, 2021. You cannot vote any shares you bought after July 16, 2021.

4.

Can I vote if I own only a small quantity of shares? Yes, shareholders of all sizes are encouraged to vote. If you owned shares as of the close of business on July 16, 2021, the record date for the special meeting, you are eligible to vote your shares regardless of the number of shares you own.

5.

What is the deadline for casting my vote? You may vote your shares in advance of the special meeting (online or by telephone) any time before 11:59 p.m. ET on September 7, 2021. We highly recommend you vote online or by telephone. If voting by mail, you must return your voting instruction form by no later than August 31, 2021.

6.

Where can I find my unique control number? Your unique control number is the number provided in large bold text on the voting instruction form that was mailed (or e-mailed) to you with the Proxy Statement/Prospectus. If your shares are held by a bank, broker or other nominee and you cannot locate your unique control number, you will need to contact them to obtain your unique control number.

7.

What if I have other questions or need assistance voting my shares? If you have other questions or need assistance voting your shares, please call Morrow Sodali LLC, Osprey Tech’s proxy solicitor, toll-free at (877) 787-9239 or email them at SFTW.info@investor.morrowsodali.com.

8.

As a shareholder, what will I receive in the mail? Copies of the Proxy Statement/Prospectus have been distributed beginning on August 13, 2021. The manner in which shareholders receive voting materials, electronic or hardcopy, will depend on each shareholder’s pre-determined selection with their bank or broker. In the coming days, all shareholders should monitor their email inboxes and mailboxes for the Proxy Statement/Prospectus and a voting instruction form.

9.	You may receive multiple mailings from Osprey Tech if you own shares in different accounts, and it is important to vote each voting instruction form received.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the special meeting and the business combination contemplated by the Agreement and Plan of Merger, dated as of February 17, 2021, between Osprey Tech and BlackSky, Osprey Tech filed a registration statement on Form S-4, as amended (the “Registration Statement”), with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective. The Registration Statement includes the Proxy Statement/Prospectus, which has been distributed to Osprey Tech’s shareholders as part of Osprey Tech’s solicitation of proxies in connection with the special meeting and shareholder vote upon the business combination and related proposals as described in the Registration Statement. Osprey Tech also will file other documents regarding the business combination with the SEC. Before making any voting decision, investors and security holders of Osprey Tech are urged to read the Registration Statement and all other relevant documents filed or that will be filed with the SEC in connection with the business combination as they become available because they will contain important information about the business combination and the parties to the business combination. Osprey Tech has mailed the Proxy Statement/Prospectus and other relevant documents to its shareholders of record as of July 16, 2021, the record date established for the special meeting. Osprey Tech’s shareholders may obtain free copies of the Registration Statement and all other relevant documents filed or that will be filed with the SEC by Osprey Tech through the website maintained by the SEC at www.sec.gov.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING STATEMENTS

The information in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication, regarding Osprey Tech’s proposed acquisition of BlackSky and Osprey Tech’s ability to consummate the transaction are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Osprey Tech disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Osprey Tech cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Osprey Tech. In addition, Osprey Tech cautions you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Osprey Tech or BlackSky; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Osprey Tech, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Osprey Tech’s or BlackSky’s current plans and operations; (v) BlackSky’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of BlackSky to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that BlackSky may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and financial results of Osprey Tech and BlackSky can be found in Osprey Tech’s periodic filings with the SEC, including Osprey Tech’s Annual Report on Form 10-K/A for the year ended December 31, 2020 filed with the SEC on May 12, 2021 and Quarterly Report on Form 10-Q for the six months ended June 30, 2021 filed with the SEC on August 12, 2021, as well as the Proxy Statement/Prospectus filed with the SEC. Osprey Tech’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Osprey Tech and its directors and officers may be deemed participants in the solicitation of proxies of Osprey Tech’s shareholders in connection with the business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Osprey Tech’s executive officers and directors in the solicitation by reading Osprey Tech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, the Proxy Statement/Prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Osprey Tech’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, are set forth in the Proxy Statement/Prospectus.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the special meeting or the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.